Exhibit 12.1
Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
	Years Ended December 31,
	2011	2012	2013	2014	2015
Fixed Charges
Interest expense	$24,776	$22,932	$12,673	$8,854	$7,894
Earnings
Income (loss) before income taxes	$2,447	$(151,767)	$115,511	$8,214	$12,428
Add: Interest expense	24,776	22,932	12,673	8,854	7,894
Total Earnings	$27,223	$(128,835)	$128,184	$17,068	$20,322
Ratio of earnings to fixed charges	1.1x	(5.6)x	10.1x	1.9x	2.6x